FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November 2004


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc
22 November 2004
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 17,188,418
Bank of New York Nominees - 4,407,270
Northern Trust - 1,019,352
Chase Nominees Ltd - 52,272,704
BT Globenet Nominees Ltd - 1,618,861
Midland Bank plc - 16,038,218
Cede & Co. - 107,300
Deutsche Bank Mannheim - 3,000
Bankers Trust - 4,802,200
Barclays Bank - 807,700
Citibank London - 29,300
Royal Trust - 32,900
Nortrust Nominees - 14,666,869
Royal Bank of Scotland - 181,400
MSS Nominees Limited - 140,000
State Street Bank & Trust Co - 97,700
Citibank - 30,300
RBSTB Nominees Ltd - 4,700
Citibank NA - 111,000
Deutsche Bank AG - 8,800
HSBC Bank plc - 21,400
Mellon Bank NA - 378,800
ROY Nominees Limited - 204,600
Mellon Nominees (UK) Limited - 3,834,148
HSBC - 88,800
JP Morgan Chase Bank - 3,579,979

TOTAL Capital Guardian Trust Company 121,675,719

State Street Nominees Limited - 1,060,686
Bank of New York Nominees - 13,772,984
Northern Trust - 4,398,441
Chase Nominees Ltd - 8,225,453
Midland Bank plc - 461,300
Bankers Trust - 656,677
Barclays Bank - 430,600
Citibank London - 1,452,168
Morgan Guaranty - 630,600
Nortrust Nominees - 10,031,631
Royal Bank of Scotland - 858,400
MSS Nominees Limited - 113,000
State Street Bank & Trust Co - 2,936,880
National Westminster Bank - 171,200
Lloyds Bank - 53,600
Citibank - 107,764
Citibank NA - 55,700
Deutsche Bank AG - 2,632,307
HSBC Bank plc - 2,439,789
Mellon Bank NA - 596,465
Northern Trust AVFC - 400,854
KAS UK - 152,953
Mellon Nominees (UK) Limited - 304,500
Bank One London - 432,100
Clydesdale Bank plc - 147,400
JP Morgan Chase Bank - 41,800

TOTAL Capital International Limited 52,565,252

State Street Nominees Limited - 26,800
Bank of New York Nominees - 22,700
Chase Nominees Ltd - 3,288,371
Credit Suisse London Branch - 41,100
Midland Bank plc - 510,400
Barclays Bank - 387,300
Pictet & Cie, Geneva - 36,200
Citibank London - 58,300
Brown Bros - 86,000
Nortrust Nominees - 18,300
Morgan Stanley - 26,000
Royal Bank of Scotland - 219,511
J.P. Morgan - 1,858,337
State Street Bank & Trust Co. - 167,200
National Westminster Bank - 106,600
Lloyds Bank - 100,159
RBSTB Nominees Ltd - 89,500
Citibank NA - 19,200
Deutsche Bank AG - 193,100
HSBC Bank plc - 550,517
HSBC - 24,900

TOTAL Capital International SA 7,830,495

State Street Nominees Limited - 7,205,727
Bank of New York Nominees - 1,473,296
Northern Trust - 131,700
Chase Nominees Ltd - 7,375,420
Midland Bank plc - 312,300
Bankers Trust - 47,900
Citibank London - 119,900
Brown Bros. - 240,000
Nortrust Nominees - 1,065,513
Royal Bank of Scotland - 206,500
State Street Bank & Trust Co. - 686,832
Sumitomo Trust and Banking - 80,500
Citibank - 94,077
RBSTB Nominees Ltd - 44,400
Citibank NA - 1,154,532
HSBC Bank plc - 279,237
JP Morgan Chase Bank - 619,100

TOTAL Capital International Inc 21,136,934

State Street Nominees Limited - 43,341,737

TOTAL Capital Research and Management Company 43,341,737

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

19 November 2004

12. Total holding following this notification

246,550,137 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

6.976%

14. Any additional information

Previously notified 7.95% on 9 November 2004

Shares in issue as at 19 November 2004 - 3,534,370,241

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

22 November 2004

www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 22 November 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary